Exhibit 2.10

Purchase Offer

LOUD Technologies Inc.

and

Mackie Designs (Italy) S.p.A. (in liquidation)

[working translation]

• December 2003

Mackie Designs (Italy) S.p.A. (in liquidation)

Via Raffaello 13

Reggio Emilia

- by hand -
reg. mail, return receipt will follow

irrevocable purchase offer

Dear Sirs,

Further to our conferences, we are writing to confirm as follows.

Whereby:

a) Under this offer, the following words shall have the following meanings:

• LT: LOUD Technologies Inc., with registered office in Woodinville-Washington, USA;

•MDI: Mackie Designs (Italy) S.p.A. (in liquidation), with registered office in Reggio Emilia, via Raffaello 13;

•Purchase Offer: means this offer under which LT irrevocably undertakes to buy the Warehouse;

•Warehouse: the list of products, under the registered trademark “Mackie” as indicated under Annex a) as of 31 October, 2003;

•Warehouse Transfer Date: corresponds to the second working day after the last conditions precedents, set forth under article 2, is satisfied. On this date the inventory shall be closed, the Warehouse shall be handed and, at the same time, the payment shall be made.

b) MDI is presently the owner of a company, located in Reggio Emilia, which manufactures and sells audio equipment;

c) MDI has indicated its intention to file a petition for the “concordato preventivo” proceeding, in accordance with art. 161 of Royal Decree no. 267 of 16 March 1942, before the Court of  Reggio Emilia;

d) LT intends to file a Purchase Offer regarding the Warehouse, presently owned by  MDI;

 everything set forth above as a premise, to be considered an integral part of the Purchase Offer, the parties agree as follows.

Article  1 - Object

1.1 - LT irrevocably undertakes to purchase, in accordance with the conditions set forth herein, the Warehouse currently owned by MDI.

1.2 - The list of products stocked in the Warehouse will be updated as of the Date of Transfer, through an inventory that MDI and LT will compose jointly.

Article 2 - Conditions of the Purchase Offer

2.1 -The Purchase Offer shall be valid and irrevocable until the date established in art. 6 hereafter; its effectiveness is, however, subordinated to the occurrence of the following conditions which only LT can waive, in all, or in part:

(i)	that MDI is admitted to the “concordato preventivo” proceeding with the sale of its assets;

(ii)	that the present Purchase Offer is accepted by the liquidator of MDI in accordance with and in the manner set forth in the same offer.

Article 3 - Price

3.1- The price offered for the purchase of the Warehouse is of Euro 500.000,00. The price shall be reduced of any possible inventory’s differences established in accordance with article 1.2 and following the values set forth in Annex A.

3.2- On the Warehouse’s Date of Transfer MDI shall hand the Warehouse (following LT instructions) and, at the same time, LT shall make the payment.

Article 4 - Warranties

4.1 - LT shall not be responsible for any debt, liability or contingent liability of any kind, including liability for environmental, social security and fiscal norms violations, related to the Warehouse.

4.2 - Consequently, MDI undertakes to  indemnify and hold LT harmless in relation to any claim made by third parties with regard to the Warehouse, without prejudice to the fact that LT will also have the right to compensate damages with respect to the price set forth in art. 3, which will consequently be reduced of an equal amount.

4.3 - The Warehouse and all the assets are and will be on the date of the acceptance of the Purchase Offer, free from mortgages, obligations or third parties’ rights of any nature.

Article 5 – Duration of the Purchase Offer

The Purchase Offer, excepted the possible renewals granted by LT at its sole discretion,  shall be valid for 10 days after the filing of the Concordato Petition by MDI. In the event the conditions set forth in article 2 are not satisfied within such term, the Purchase Offer will become definitively null and void.

Article 6 – Competent Court

The Court of Reggio Emilia shall be the exclusive Court competent for the resolution of any controversies that might arise in relation to the execution, validity, effectiveness, performance, interpretation and/or termination of this Purchase Offer and/or the contract that might be stipulated in case of acceptance of this Purchase Offer.

* * *

We shall be looking forward to receiving a copy of this letter, together with the annex, duly signed by you as total and unconditional acceptance.

LOUD Technologies Inc.

Annex A - List of MDI products to be acquired by Loud Technologies

Loud will buy up to 500.000, 00 Euro of the finished goods described below according to the priorities indicated.

All items with the highest priority will be purchased before lower priority items will be considered.

Priority (1=Highest)	Product Code	Description	Reference unit price
			(Euro)
1	090-132-500	SRM 450 LOUDSPEAKER FINA	253
2	0007248-00	SPEAKER SRM 350 115V	171
3	13110050	SR 1530 SPEAKER 115V	390
4	13112074	SWA 1501 SUBWOOFER 115V	319
5	13110051	SPEAKER C300-i	168
6	13112073	SA 1232 SPEAKER 115V	617

Source: Alessandro Botto (Cost Controller) on Dec 2, 2003